SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Pointer Telocation Ltd to Present at Friedland Investment Events’ Israeli Equities Conference in New York City

Givatayim, Israel -December 11th, 2006. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, has been invited to present at Friedland Investment Events’ upcoming Israeli Equities 2006 Conference. This financial conference will be held at the Roosevelt Hotel in New York City on Wednesday, December 13, 2006.

Pointer Telocation’s presentation by senior management will include a review of current operations including the Company’s activities, and most importantly the Company’s plans for the future.

Commenting on the Company’s participation at the Israeli Equities Conference, Mr. Yossi Ben Shalom, Chairman of the Company stated, “Pointer looks forward to the opportunity to present at the upcoming Friedland Investment Events’ Israeli Equities Conference in New York. This event will provide the Company with the opportunity to brief the financial community regarding Pointer’s excellent position in the automotive insurance industry in addition to the recent upward movement of the Company’s stock.”

Qualified members of the financial community are invited to attend the Israeli Equities conference, but tickets are required for attendance as seating is limited. For complimentary tickets or more information, please call Patty Cannon of Friedland Investment Events at 303-800-0716 or apply for a ticket online at www.friedlandevents.com.

About Pointer Telocation:
Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

About Friedland Investment Events
Friedland Investment Events LLC is the world’s largest sponsor of financial and investment events, sponsoring hundreds of events annually, in 18 US cities and 3 European cities. These events include all-day conferences, luncheons and cocktail receptions.

Friedland Investment Events LLC is an affiliate of Friedland Corporate Investor Services LLC and Friedland Global Capital Markets LLC (www.friedlandevents.com)

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: December 12, 2006